     As filed with the Securities and Exchange Commission on March 27, 1997

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1996

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________



                          Commission File No: 0-14134



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Good Guys, Inc.
                             7000 Marina Boulevard
                        Brisbane, California 94005-1830

                              REQUIRED INFORMATION

                 The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1995 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

                 The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By:      The Good Guys! Deferred Pay Plan Administrative Committee



/s/ THOMAS A. HANNAH                                           March 27, 1997
---------------------------------
(Thomas A. Hannah)


/s/ DENNIS C. CARROLL                                          March 27, 1997
---------------------------------
(Dennis C. Carroll)

                                                               March   , 1997
---------------------------------
(Robert A. Gunst)

                                   APPENDIX 1

THE GOOD GUYS!
DEFERRED PAY PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
SEPTEMBER 30, 1996 AND 1995, SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 1996
AND INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS

                                                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                                                  1

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
    as of September 30, 1996 and 1995                                                         2

  Statements of Changes in Assets Available for Benefits
    for the Years Ended September 30, 1996 and 1995                                           2

  Notes to Financial Statements                                                              3-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 1996:

  Item 27a - Schedule of Assets Held for Investment Purposes                                  8

  Item 27d - Schedule of Reportable Transactions
    (series of transactions exceeding 5% of plan assets)                                      9

INDEPENDENT AUDITORS' REPORT

Administrative Committee
The Good Guys!
Deferred Pay Plan

We have audited the accompanying statements of net assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended September 30, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Francisco, California
March 14, 1997

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1996 AND 1995

--------------------------------------------------------------------------------------
                                                                  1996           1995
ASSETS:

Investments, at fair value:
  Investment Company of America                             $2,081,090     $1,290,812
  New Perspective Fund                                       2,397,095      1,756,367
  Bond Fund of America                                         487,989        391,793
  American Balanced Fund                                     1,327,227        885,041
  Merrill Lynch Retirement Trust                             1,081,241      1,150,662
  The Good Guys! Stock Fund                                    684,670        956,940
  Loans to participants                                        594,084        422,703
                                                            -------------------------
ASSETS AVAILABLE FOR BENEFITS                               $8,653,396     $6,854,318
                                                            =========================

-------------------------------------------------------
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1996 AND 1995

--------------------------------------------------------------------------------------
                                                                  1996           1995
ADDITIONS TO ASSETS:

Investment income:
  Interest and collective trust fund income                    $44,608        $35,604
  Net appreciation in fair value of investments                408,232        627,829
                                                            -------------------------
         Total investment income                               452,840        663,433
Contributions from participants                              2,146,921      1,834,428
                                                            -------------------------
        Total additions                                      2,599,761      2,497,861

DEDUCTIONS FROM ASSETS -
  Payments to participants                                     800,683        706,253
                                                            -------------------------

NET INCREASE                                                 1,799,078      1,791,608

ASSETS AVAILABLE FOR BENEFITS:
 At beginning of year                                        6,854,318      5,062,710
                                                            -------------------------

 At end of year                                             $8,653,396     $6,854,318
                                                            =========================

See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1996 AND 1995
____________________________________________________________

1.  SUMMARY DESCRIPTION OF PLAN

    The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys! (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year providing they have completed six months of continuous service. Participants may contribute up to 15% of their annual compensation to the Plan. However, the sum of the participants' contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participants' behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

    Each participant's share of assets is segregated in an individual account and invested in accordance to the investment choice elected by the participant. The participants have a choice of six investments. The prospectuses for these investment options describe the funds as follows:

        Investment Company of America (Equity Growth & Income Fund) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

        New Perspective Fund (Global Growth Fund) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

        Bond Fund of America (Fixed Income Fund) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

        American Balanced Fund (Equity Growth & Income Fund) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

        Merrill Lynch Retirement Fund (Cash Equivalents; Collective Trust Fund)
        - Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

        The Good Guys! Company Stock Fund - Funds are invested in The Good Guys! common stock.

    VESTING - All employee and employer contributions are fully vested at the time of contribution.

    DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

    INCOME TAXES - The Plan obtained a determination letter on February 21, 1997, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

    Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan's guaranteed investment contract is valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (See Note 4).

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

    BENEFITS are recorded when paid. As of September 30, 1996 and 1995, net assets available for benefits included benefits of $900,375 and $721,016 due to participants who have withdrawn from participation in the Plan.

3.  PARTICIPANT LOANS

    Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 1996, there are 211 loans to participants, maturing from 1996 to 2001 with interest rates ranging between 9% and 11%.

4.  FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

    As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch retirement trust fund (the "Fund") is presented.

    The fund invests in guaranteed investment contracts ("GIC") and bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

    The Merrill Lynch retirement trust fund's policy is to require that the investment contract issuer has ratings no lower than: a rating of AAA from Standard & Poor's or Aa2 from Moody's at the time of purchase.

    The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

    A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

    The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5.  FUND INFORMATION

    The following information shows the changes in assets available for benefits by fund type:

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1996
-------------------------------------------------------------------------------

                                                                                          Merrill    The Good
                                             Investment     New        Bond    American     Lynch     Guys!
                                               Company  Perspective  Fund of   Balanced  Retirement   Stock   Participant
                                             of America     Fund     America     Fund    Trust Fund    Fund      Loans      Total
                                            ---------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                                                                     $44,608    $44,608
   Net appreciation (depreciation) in fair
    value of investments                       $252,891    $214,102   $31,916   $136,060    $61,857 ($288,594)     -        408,232
 Contributions from participants                639,445     710,739   162,175    350,464    304,908   241,287   (262,097) 2,146,921
                                            ---------------------------------------------------------------------------------------

          Total additions                       892,336     924,841   194,091    486,524    366,765   (47,307)  (217,489) 2,599,761
                                            ---------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                      277,416     398,807    79,833    171,035    156,208    95,453   (378,069)   800,683
                                            ---------------------------------------------------------------------------------------

          Total deductions                      277,416     398,807    79,833    171,035    156,208    95,453   (378,069)   800,683
                                            ---------------------------------------------------------------------------------------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                           614,920     526,034   114,258    315,489    210,557  (142,760)   160,580  1,799,078

INTERFUND TRANSFERS                             175,358     114,694   (18,062)   126,697   (279,978) (129,510)    10,801       0.00
                                            ---------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                         790,278     640,728    96,196    442,186    (69,421) (272,270)   171,381  1,799,078

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                             1,290,812   1,756,367   391,793    885,041  1,150,662   956,940    422,703  6,854,318
                                            ---------------------------------------------------------------------------------------

End of year                                  $2,081,090  $2,397,095  $487,989 $1,327,227 $1,081,241  $684,670   $594,084 $8,653,396
                                             ======================================================================================

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1995
-------------------------------------------------------------------------------

                                                                                          Merrill    The Good
                                             Investment     New        Bond    American    Lynch      Guys!
                                               Company  Perspective  Fund of   Balanced Retirement    Stock   Participant
                                             of America     Fund     America     Fund    Trust Fund    Fund      Loans      Total
                                            ---------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                                                                     $35,604    $35,604
   Net appreciation (depreciation) in fair
    value of investments                       $221,873    $260,159   $47,166  $138,621     $62,611 ($102,601)     -        627,829
 Contributions from participants                385,796     587,613   227,285   238,516     283,476   329,777   (218,035) 1,834,428
                                            ---------------------------------------------------------------------------------------

          Total additions                       607,669     847,772   274,451   377,137     346,087   227,176   (182,431) 2,497,861
                                            ---------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                      198,525     246,852    46,460    88,310     298,189    77,689   (249,772)   706,253
                                            ---------------------------------------------------------------------------------------

          Total deductions                      198,525     246,852    46,460    88,310     298,189    77,689   (249,772)   706,253
                                            ---------------------------------------------------------------------------------------

NET INCREASE BEFORE
 INTERFUND TRANSFERS                            409,144     600,920   227,991   288,827      47,898   149,487     67,341  1,791,608

INTERFUND TRANSFERS                              61,103      (4,828) (102,792)   (7,767)     61,952     3,132    (10,800)     -
                                            ---------------------------------------------------------------------------------------

NET INCREASE                                    470,247     596,092   125,199   281,060     109,850   152,619     56,541  1,791,608

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                               820,565   1,160,275   266,594   603,981   1,040,812   804,321    366,162  5,062,710
                                            ---------------------------------------------------------------------------------------

End of year                                  $1,290,812  $1,756,367  $391,793  $885,041  $1,150,662  $956,940   $422,703 $6,854,318
                                             ======================================================================================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
-------------------------------------------------------------------------------


           Investments                    Units/Share         Cost      Fair Value
INVESTMENT COMPANY OF AMERICA                  86,446     $1,790,301     $2,081,090

NEW PERSPECTIVE FUND                          133,504      2,134,006      2,397,095

BOND FUND OF AMERICA                           35,213        479,587        487,989

AMERICAN BALANCED FUND                         89,361      1,182,109      1,327,227

MERRILL LYNCH RETIREMENT TRUST              1,081,241      1,081,241      1,081,241

THE GOOD GUYS! STOCK FUND                      84,952      1,001,744        684,670

LOANS TO PARTICIPANTS (See Note 3)                           594,084        594,084
                                                         --------------------------
TOTAL INVESTMENTS                                         $8,263,072     $8,653,396
                                                         ==========================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
YEAR ENDED SEPTEMBER 30, 1996
------------------------------------------------------------------------------

                                           Purchases                       Dispositions
                                     ---------------------     ---------------------------------
                                     Number of                  Number of                 Gain
Fund                                 Transactions   Cost       Transactions   Proceeds   (Loss)
  Investment Company of America       47          $901,092             24     $283,137   $40,565
  New Perspective Fund                42           952,973             24      429,204    43,003
  American Balanced Fund              47           565,655             23      185,509    20,862
  Merrill Lynch Retirement  Fund     285           367,705             22      402,305     -
  The Good Guys! Stock Fund           25           205,325             23      197,935   (54,364)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-39421 of The Good Guys!, Inc. on Form S-8 of our report dated March 14, 1997, appearing in this Annual Report on Form 11-K of The Good Guys! Deferred Pay Plan for the year ended September 30, 1996.

DELOITTE & TOUCHE LLP

San Francisco, California
March 14, 1997